Public Power Corporation S.A.

30, Chalkokondyli Str., 104 32 Athens, Greece

[redacted]

03037095

F/DI: 594/23.10.03

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

SUPPL

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a "**block listing six monthly return**".
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

Gr. Anastasiadis
Chief Financial Officer

SEC MAIL PROCESSING
RECEIVED
OCT 31 2003
WASH. DC 155 SECTION

Enclosure
- **Block listing six monthly return**

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To : Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

AVS No : 655636

Please ensure the entries on this return are typed

1.	Name of company **PUBLIC POWER CORPORATION S.A.**	
2.	Name of scheme **Global Depositary Receipts Regulation S (GDRs Reg S)**	
3.	Period of return :	From **12/12/2002** to **12/6/2002**
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	
5.	Number of shares issued/allotted under scheme during period:	**119,800 GDRs Reg S**
6.	Balance under scheme not yet issued/allotted at end of period	**880,200 GDRs Reg S**
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	**1,000,000 GDRs Reg S** **12/12/2002**

Please confirm total number of shares in issue at the end of the period in order for us to update our records

232,000,000 ordinary shares and GDRs

Contact for queries: PPC SA Address: Finance Division, 30 Chalcocondyli street, 104 32 Athens, Greece

Name: Mr. Gregoris Anastasiadis

Telephone: +30 210 5225346

Person making return

Name: Mr. Gregoris Anastasiadis

Position: C.F.O.

Signature:

SEC MAIL RECEIVED PROCESSING OCT 31 2003 WASH. D.C. 155 SECTION

Public Power Corporation S.A.
30, Chalkokondyli Str., 104 32 Athens, Greece

F/DI: 524/23.10.03

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a "**block listing six monthly return**" .
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure
- **Block listing six monthly return**

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To : Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

AVS No : 655636

Please ensure the entries on this return are typed

1.	Name of company **PUBLIC POWER CORPORATION S.A.**		
2.	Name of scheme **Global Depositary Receipts Regulation S (GDRs Reg S)**		
3.	Period of return :	From **12/12/2002**	to **12/6/2002**
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme		
5.	Number of shares issued/allotted under scheme during period:	**119,800 GDRs Reg S**	
6.	Balance under scheme not yet issued/allotted at end of period	**880,200 GDRs Reg S**	
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	**1,000,000 GDRs Reg S**	**12/12/2002**

Please confirm total number of shares in issue at the end of the period in order for us to update our records

232,000,000 ordinary shares and GDRs

Contact for queries: PPC SA Address: Finance Division, 30 Chalcocondyli street, 104 32 Athens, Greece

Name: Mr. Gregoris Anastasiadis

Telephone: +30 210 5225346

Person making return

Name: Mr. Gregoris Anastasiadis

Position: C.F.O.

Signature:

SEC MAIL PROCESSING
RECEIVED
OCT 31 2003

Public Power Corporation S.A.
30, Chalkokondyli Str., 104 32 Athens, Greece

F/DI: 526 /27.10.03

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a Press Release on **"PPC Public Offering"**.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure
- **Press Release** on **"PPC Public Offering"**

According to Presidential decree 350/1985 article 5 – par. 5a we notify the following Press Release:

NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE IN THE UNITED STATES OF AMERICA (INCLUDING ITS TERRITORIES AND POSSESSIONS, ANY STATE OF THE UNITED STATES AND THE DISTRICT OF COLUMBIA), AUSTRALIA, CANADA, OR JAPAN.

For immediate release

Athens, 27 October 2003

PPC PUBLIC OFFERING

Final Offering Price fixed at €17.50 per share
Strong demand totalling 6.7 times the combined offering (excluding over-allotment option shares and shares reserved for the employee offering)

In Athens today the Greek Minister of Economy and Finance, Mr Nikos Christodoulakis, the Minister of Development, Mr Akis Tsochatzopoulos, and the Public Power Corporation ("PPC"), the Greek electric utility, announced the final details in connection with the successful completion of PPC's secondary public offering:

- The final offering price was fixed at €17.50 per share, against a price range of between €16.40 and €17.72 per share, representing a discount of 3.4% to Friday's closing price on the ATHEX; in total 36.5 million shares were offered by the Hellenic Republic, bringing the free float to 48.5%, assuming no return transfer of shares acquired pursuant to the over-allotment option consisting of 5.4 million shares;

- The final offering price for Privatisation Certificate holders who exercised their right to exchange Privatisation Certificates into shares was fixed at €16.625, a 5% discount to the final offering price;

- The final offering price for employees was fixed at €15.75 per share, a 10% discount to the final offering price; employees were allocated 1.3 million shares;

- The Greek offering was very well supported with over 35,000 retail investors applying for 28.3 million shares, and institutional investors applying for 42.7 million shares. Total domestic demand was, therefore, equivalent to 71.0 million shares;

- The international institutional offering was very well subscribed with a demand of 125.1 million shares;

- Overall the offering (including over-allotment option shares and shares reserved for the employee offering) was approximately 5.4 times subscribed, including demand from Privatisation Certificate holders, and 5.2 times excluding Privatisation Certificate holders' demand for the cash option;

- Approximately 46.1% of the shares in the offering were allocated to Greek investors and approximately 53.9% to international investors, including the shares allocated to Privatisation Certificate holders in each offering and excluding shares allocated to employees;

- Due to increased demand from Greek retail investors, the priority allocation limit was reduced to 450 shares;

- The international institutional offering was oversubscribed 10.2 times;

Details of the combined offering were as follows:

- The combined offering consisted of an offering in the form of shares and GDRs to institutional investors outside the United States and to QIBs in the United States in compliance with rule 144A, a public offering in Greece to retail and to institutional investors and a private placement in Greece to PPC employees;
- The combined offering of 29.4 million shares (which excludes the over-allotment option and the shares reserved for the employee offering) represented 12.67% of PPC's share capital;
- The over-allotment option of 5.4 million shares, represented 2.33% of PPC's share capital;
- The offering of 1.7 million shares to PPC employees, represented 0.73% of PPC's share capital;
- Based on the final offering price, the combined offering will raise approximately €636 million for the Hellenic Republic, assuming no return transfer of shares acquired pursuant to the over-allotment option, in the form of Privatisation Certificates redeemed and cash;
- The shares and the GDRs allocated to the combined offering are expected to be available for trading simultaneously on the Athens Stock Exchange and on the London Stock Exchange respectively, on Friday, 31 October 2003;
- Joint Global Coordinators and Joint Bookrunners of the combined offering were Alpha Finance, Deutsche Bank, EFG Telesis, Morgan Stanley, and National Bank of Greece.

Public Power Corporation S.A.

30, Chalkokondyli Str., 104 32 Athens, Greece

F/DI: 526/27.10.03

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a Press Release on "**PPC Public Offering**".
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure
- **Press Release** on "**PPC Public Offering**"

According to Presidential decree 350/1985 article 5 – par. 5a we notify the following Press Release:

NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE IN THE UNITED STATES OF AMERICA (INCLUDING ITS TERRITORIES AND POSSESSIONS, ANY STATE OF THE UNITED STATES AND THE DISTRICT OF COLUMBIA), AUSTRALIA, CANADA, OR JAPAN.

For immediate release

Athens, 27 October 2003

PPC PUBLIC OFFERING

Final Offering Price fixed at €17.50 per share
Strong demand totalling 6.7 times the combined offering (excluding over-allotment option shares and shares reserved for the employee offering)

In Athens today the Greek Minister of Economy and Finance, Mr Nikos Christodoulakis, the Minister of Development, Mr Akis Tsochatzopoulos, and the Public Power Corporation ("PPC"), the Greek electric utility, announced the final details in connection with the successful completion of PPC's secondary public offering:

- The final offering price was fixed at €17.50 per share, against a price range of between €16.40 and €17.72 per share, representing a discount of 3.4% to Friday's closing price on the ATHEX; in total 36.5 million shares were offered by the Hellenic Republic, bringing the free float to 48.5%, assuming no return transfer of shares acquired pursuant to the over-allotment option consisting of 5.4 million shares;

- The final offering price for Privatisation Certificate holders who exercised their right to exchange Privatisation Certificates into shares was fixed at €16.625, a 5% discount to the final offering price;

- The final offering price for employees was fixed at €15.75 per share, a 10% discount to the final offering price; employees were allocated 1.3 million shares;

- The Greek offering was very well supported with over 35,000 retail investors applying for 28.3 million shares, and institutional investors applying for 42.7 million shares. Total domestic demand was, therefore, equivalent to 71.0 million shares;

- The international institutional offering was very well subscribed with a demand of 125.1 million shares;

- Overall the offering (including over-allotment option shares and shares reserved for the employee offering) was approximately 5.4 times subscribed, including demand from Privatisation Certificate holders, and 5.2 times excluding Privatisation Certificate holders' demand for the cash option;

- Approximately 46.1% of the shares in the offering were allocated to Greek investors and approximately 53.9% to international investors, including the shares allocated to Privatisation Certificate holders in each offering and excluding shares allocated to employees;

- Due to increased demand from Greek retail investors, the priority allocation limit was reduced to 450 shares;

- The international institutional offering was oversubscribed 10.2 times;

Details of the combined offering were as follows:

- The combined offering consisted of an offering in the form of shares and GDRs to institutional investors outside the United States and to QIBs in the United States in compliance with rule 144A, a public offering in Greece to retail and to institutional investors and a private placement in Greece to PPC employees;
- The combined offering of 29.4 million shares (which excludes the over-allotment option and the shares reserved for the employee offering) represented 12.67% of PPC's share capital;
- The over-allotment option of 5.4 million shares, represented 2.33% of PPC's share capital;
- The offering of 1.7 million shares to PPC employees, represented 0.73% of PPC's share capital;
- Based on the final offering price, the combined offering will raise approximately €636 million for the Hellenic Republic, assuming no return transfer of shares acquired pursuant to the over-allotment option, in the form of Privatisation Certificates redeemed and cash;
- The shares and the GDRs allocated to the combined offering are expected to be available for trading simultaneously on the Athens Stock Exchange and on the London Stock Exchange respectively, on Friday, 31 October 2003;
- Joint Global Coordinators and Joint Bookrunners of the combined offering were Alpha Finance, Deutsche Bank, EFG Telesis, Morgan Stanley, and National Bank of Greece.
